Filed by Telewest Communications plc pursuant to Rule 425
                                                Under the Securities Act of 1933
                                          Subject Company: Telewest Global, Inc.
                                          Subject Company Exchange Act File No.:
                                          Registration Statement No.: 333-110815

Description of Appendix 1 to form of voting agreement in respect of the proposed financial restructuring of Telewest Communications plc

12 December 2003

As previously announced, the Company has reached an agreement in principle with certain of its bondholders in connection with the proposed financial restructuring of the Company. Pursuant to that agreement in principle, those bondholders have each executed a voting agreement which is currently being held in escrow and is not yet effective. Each voting agreement, when it becomes effective, would obligate the bondholder to vote in favour of the schemes of arrangement if the schemes of arrangement contain the terms listed on Appendix 1 to the voting agreement.

The following is the text of Appendix 1 to each such voting agreement, amended by the insertion of certain terms defined in the body of the voting agreement, but not defined within Appendix 1 itself.


                                   APPENDIX 1

                   PRINCIPAL TERMS OF FINANCIAL RESTRUCTURING



TELEWEST
LIABILITIES:        All liabilities of Telewest Communications plc (the
                    "Company" or "Telewest") at the Effective Date arising directly, or indirectly, in relation to, or arising out of or in connection with:

                    (a)       the Notes (as defined below) ;

                    (b)       the Indentures (as defined below);

                    (c) the Accreting Convertible Notes due 2003 originally issued to Deutsche Telekom (the "Accreting Notes");

                    (d) the Company's guarantee of the 6% Senior Convertible Notes due 2005 issued by Telewest Finance (Jersey) Ltd ("Telewest Jersey") (the "Jersey Notes") (the "Jersey Guarantee Liability"); and

                    (e) inter-company debt balances owed by the Company to Telewest Jersey in relation to the on-loan of the proceeds of issue of the Jersey Notes (the "Intercompany Debt"),

                    including any liability of the Company in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Telewest Liabilities"), will be cancelled and exchanged for an entitlement to receive new shares ("New Shares") in the capital of Telewest Global, Inc. ("New Telewest") or, in certain circumstances, the proceeds of sale of such New Shares.

                    No other liabilities of the Company will be compromised as part of the Plc Scheme.

JERSEY
LIABILITIES:        All liabilities of Telewest Jersey arising directly, or
                    indirectly, in relation to, or arising out of or in connection with:

                    (a)       the Jersey Notes;

                    (b)       the Jersey Guarantee Liability; and

                    (c)       the Intercompany Debt,

                    including any liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Jersey Liabilities") will be cancelled and exchanged for an entitlement to receive the New Shares to which Telewest Jersey will become entitled to receive under the Plc Scheme.

                    No other liabilities of Telewest Jersey will be compromised as part of the Jersey Scheme.

PRINCIPAL
AMOUNTS: The principal amounts (the "Principal Amounts") as at the record date for the Plc Scheme and the Jersey Scheme (the "Record Date") will be:

                    (a) in respect of the Notes and the Accreting Notes, the aggregate of the face value or accreted amount; and

                    (b) in respect of each of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate face value of the Jersey Notes.

INTEREST
AMOUNTS: The interest amounts (the "Interest Amounts") as at the Record Date will be:

                    (a) in respect of the Notes, the aggregate of interest and default interest that has accrued and remains unpaid (if any); and

                    (b) in respect of each of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate of interest and default interest that has accrued and remains unpaid on the Jersey Notes.

CURRENCY
CONVERSION:         A conversion rate equal to the average of the closing
                    mid-point spot rates, as reported by Bloomberg, L.P., for each trading day in the period commencing 1 October, 2002, (being the date of the first interest default by Telewest or Telewest Jersey under the Notes) up to and including o o
                    (being the latest practicable date for inclusion of information in the Explanatory Statement before printing).

TOTAL CLAIMS:       In relation to the Plc Scheme and the Jersey Scheme, the
                    aggregate of the relevant Principal Amounts, the Interest
                    Amounts and all other claims, liquidated in amount and either agreed with Telewest, or Telewest Jersey (as appropriate), or otherwise determined under the Plc Scheme, or Jersey Scheme (as appropriate), arising directly or indirectly in relation to, or arising out of or in connection with, the Telewest Liabilities or the Jersey
                    Liabilities (as appropriate) at the Record Date.

PLC SCHEME
CONDITIONS:         The Plc Scheme is conditional upon the following having
                    occurred, or being conditional only upon the occurrence of the Effective Date:

                    (a) the Shareholder Resolution (as described below) having been passed;

                    (b) the Revised Senior Secured Facility Agreement (described below) having been entered into and the Recapitalisation Supplemental Deed Effective Date (as defined in the Explanatory Statement) having occurred;

                    (c) approval for quotation of the New Shares on NASDAQ subject to notice of issuance;

                    (d) Telewest having entered into the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent substantially in accordance with the terms of the Plc Scheme;

                    (e) obtaining a permanent order under the Section 304 Proceedings (waivable by a majority of holders of Notes (by Principal Amount));

                    (f) the completion of all proceedings under Chapter 11 of the US Bankruptcy Code in respect of Telewest (if any such proceedings have been commenced) (waivable by a majority of holders of Notes (by Principal Amount));

                    (g) the Jersey Scheme having been sanctioned by the High Court and the Jersey Court and the directors of Telewest Jersey having confirmed that immediately following the Plc Scheme becoming effective, they will procure that the Jersey Scheme becomes effective; and

                    (h) the termination of the Relationship Agreement by Liberty.

JERSEY SCHEME
CONDITIONS:         The Jersey Scheme is conditional upon the following having occurred, or their occurrence or unconditionality is subject only to the occurrence of the effective date of the Jersey
                    Scheme:

                    (a)       the Plc Scheme having become effective;

                    (b) Telewest Jersey having entered into the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent substantially in accordance with the terms of the Jersey Scheme; and

                    (c) obtaining a permanent order under the Section 304 Proceedings (waivable by a majority of the holders of the Notes (by Principal Amount)).

NEW TELEWEST        New Telewest will become the new holding company of the
                    Telewest Group (other than Telewest and Telewest Jersey).
                    New Telewest will own all of the issued share capital of Telewest UK Limited which will acquire all of the assets of Telewest (other than the shares in Telewest Jersey, the shares in New Telewest and a cash amount).

NEW SHARES:         In return for the cancellation of the Telewest Liabilities,
                    (a) New Shares representing 98.5 per cent. of the capital of New Telewest will be transferred to the relevant creditors;
                    and (b) New Shares representing 1.5 per cent. of the capital of New Telewest will be transferred to the Company's shareholders as at the last day of trading before the Effective Date.

SHAREHOLDER
RESOLUTION:         The Shareholder Resolution will be proposed at an
                    extraordinary general meeting of the Company to approve the transfer by Telewest of all of the assets of Telewest (other than the shares in Telewest Jersey, the shares in New
                    Telewest and a cash amount) to Telewest UK Limited in return for the issue of New Shares by New Telewest.

GOVERNANCE:         All organizational documents and arrangements relating to
                    corporate governance of New Telewest shall be consistent with U.S. best practices and U.K. best practices to the extent not inconsistent with U.S. best practices and shall provide for a staggered board of directors and anti-takeover measures, including a poison pill.

REVISED SENIOR
SECURED FACILITY
AGREEMENT:          The Telewest Group will enter into an amended and restated
                    loan agreement for committed facilities of (pound)2,030 million comprising term loans of (pound)1,840 million, a revolving credit facility of (pound)140 million and an overdraft facility of (pound)50 million together with uncommitted facilities of up to (pound)125 million. Of the committed amount of (pound)2,030 million, (pound)1,885 million will mature on 31 December 2005 with the balance of (pound)145 million maturing on 30 June 2006. The amended and restated loan agreement will be conditional upon, among other things, the compromise of the Telewest Liabilities becoming effective.

LIQUIDATION OF
TELEWEST AND
TELEWEST JERSEY     Following the completion of the Financial Restructuring, the
                    Liquidation Resolutions will be proposed at an extraordinary general meeting of the Company to approve a shareholders' voluntary liquidation of Telewest and to appoint a liquidator. There will also be a shareholders' voluntary liquidation of Telewest Jersey.


PUBLIC DOCUMENTS    Substantially final forms of the Explanatory Statement and
                    Registration Statement are attached to this Agreement and initialled for the purpose of identification by, or on behalf of, the Parties hereto.


DEFINITIONS
IN THIS APPENDIX:   "INDENTURES" means (a) the Indenture dated as of October 3,
                    1995 between Telewest and The Bank of New York as trustee relating to the 9.625% Senior Debentures due 2006 of Telewest; (b) the Indenture dated as of February 19, 1999 between Telewest and The Bank of New York as trustee relating to the 5.25% Senior Convertible Notes due 2007 of Telewest; (c) the Indenture dated as of October 3, 1995 between Telewest and The Bank of New York as trustee relating to the 11% Senior Discount Debentures due 2007 of Telewest; (d) the Indenture dated as of November 9, 1998 between Telewest and The Bank of New York as trustee relating to the 11.25% Senior Notes due 2008 of Telewest;
                    (e) the Indenture dated as of April 15, 1999 between Telewest and The Bank of New York as trustee relating to the 9.25% Dollar Senior Discount Notes due 2009 and the 9.875%
                    Sterling Senior Discount Notes due 2009 of Telewest; (f) the
                    Indenture dated as of January 25, 2000 between Telewest and The Bank of New York as trustee relating to the 9.875%
                    Dollar Senior Notes due 2010, the 11.375% Dollar Senior
                    Discount Notes due 2010 and the 9.875% Sterling Senior Notes due 2010 of Telewest, and (g) the Jersey Indenture and, in each case, as thereafter amended and supplemented from time to time, as the case may be.

                    "NOTES" means the Accreting Notes together with the high yield notes issued pursuant to the Indentures.

                    "JERSEY INDENTURE" means the Indenture dated as of 7 July 2000 between Telewest Jersey (as issuer), Telewest (as guarantor) and The Bank of New York as trustee relating to the 6% Senior Convertible Notes due 2005 of Telewest Jersey.

The above terms are all as documented in the Plc Scheme and the Jersey Scheme. To the extent there is any discrepancy between the above terms and the terms of the Plc Scheme and the Jersey Scheme (as provided to the Consenting Noteholder by Telewest and Telewest Jersey immediately prior to the date of effectiveness of this Agreement in the final form of the Explanatory Statement), the terms of such schemes shall take precedence.

Enquiries:

Telewest
Jane Hardman                                  020 7299 5888
Director of corporate communications

Citigate Dewe Rogerson
Anthony Carlisle                              020 7638 9571/07973 611 888

                                 * * * * * * * *

           A registration statement relating to the Telewest Global common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

           Shareholders, noteholders and other investors are advised to read the shareholders' circular and prospectus which forms a part of the registration statement because it contains important information. Telewest Communications plc currently files, and Telewest Global, Inc. anticipates that it will file, annual and other periodic reports, statements and other information with the SEC. You may read and copy any such reports, statement or other information at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Shareholders, noteholders and other investors may obtain a free copy of the shareholders' circular and prospectus and other documents filed by Telewest Global, Inc. by directing such request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, England. Attention: Company Secretary.
Telephone: +44 20 7299 5000.